UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2017

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amended Agreements with Celdara Medical, LLC and Dartmouth College

Summary

On August 4, 2017, Celyad SA (the “Company”) announced that it had amended its existing agreements with Celdara Medical, LLC (“Celdara”) and Dartmouth College (“Dartmouth”). The principal agreements for these transactions are summarized below.

Background

In January 2015, the Company entered into a stock purchase agreement with Celdara pursuant to which the Company purchased all of the outstanding membership interests of OnCyte, LLC (“OnCyte”). In connection with this transaction, the Company, Celdara and OnCyte entered into an asset purchase agreement pursuant to which Celdara sold to OnCyte certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth, related to the Company’s CAR-T development programs. In connection with the asset purchase agreement, OnCyte and Celdara entered into a services agreement under which Celdara provided certain development activities related to the development of CAR-T products.

Amended Asset Purchase Agreement

On August 3, 2017, the Company, Celdara and OnCyte, now a wholly-owned subsidiary of the Company, entered into an amendment to the asset purchase agreement described above. In connection with the amendment, the following payments were made to Celdara: (i) an amount in cash equal to $10.5 million, (ii) newly issued shares of Celyad valued at $12.5 million, as further described below, (iii) an amount in cash equal to $6.0 million in full satisfaction of any payments owed to Celdara in connection with a clinical milestone related to the Company’s CAR-T NKR-2 product candidate, (iv) an amount in cash equal to $0.6 million in full satisfaction of any payments owed to Celdara in connection with the Company’s license agreement with Novartis International Pharmaceutical Ltd., and (v) an amount in cash equal to $0.9 million in full satisfaction of any payments owed to Celdara in connection with the Company’s license agreement with Ono Pharmaceutical Co., Ltd.

Under the amended asset purchase agreement, OnCyte is obligated to make certain development-based milestone payments to Celdara up to $40.0 million for the Company’s clinical-stage product candidate (using autologous NKR-2 T-cells), the first product candidate in the first of four defined product groups. The Company is also obligated to make certain development-based milestone payments up to $36.5 million for the first product candidate in one of three additional defined preclinical-stage product groups. Under the prior agreement these payments were payable once per licensed product whereas under the amended asset purchase agreement these payments are now payable for the first CAR-T product in each of these four defined CAR-T product groups. The Company is also obligated to make sales-based milestone payments up to $76.0 million for the first CAR-T product in the first of the four defined CAR-T product groups and up to $80.0 million for the first CAR-T product in the next three defined CAR-T product groups. Under the amended asset purchase agreement, OnCyte is required to make tiered single-digit royalty payments to Celdara in connection with the sales of CAR-T products within each of the four defined CAR-T product groups, subject to reduction in countries in which there is no patent coverage for the applicable product or in the event OnCyte is required to secure licenses from third parties to commercialize the applicable product. Such royalties are payable on a product-by-product and country-by-country basis until the later of (i) the last day that at least one valid patent claim covering the applicable product exists, or (ii) the tenth anniversary of the day of the first commercial sale of the applicable product in such country.

Under the amended asset purchase agreement, in lieu of royalties previously payable on sales by sublicensees, OnCyte is now required to pay Celdara a percentage of sublicense income, including royalty payments, for each sublicense ranging from the mid-single digits to the mid-twenties, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed. These percentages will be applied on a product-by-product basis to each payment included within sublicense income that is attributable to the grant of rights in, or the achievement of a milestone with respect to a specific product that is subject to, such sublicense. Under the amended asset purchase agreement, OnCyte is required to pay Celdara a single-digit percentage of any research and development funding received by OnCyte for each of the four defined CAR-T product groups, not to exceed $7.5 million for each product group. The Company can opt out of the development of any product if the data does not meet the scientific criteria of success. The Company may also opt out of development of any product for any other reason upon payment of a termination fee of $2.0 million to Celdara.

In connection with the amended asset purchase agreement, the OnCyte and Celdara terminated the services agreement related to certain development activities related to the development of CAR-T products in consideration of a cash payment to Celdara in the amount of $0.9 million out of the $1.8 million remaining contractual amount.

Subscription Agreement

In connection with the amended asset purchase agreement described above, on August 3, 2017, the Company and Celdara entered into a subscription agreement pursuant to which the Company agreed to issue and sell to Celdara $12.5 million (or €10.6 million using an agreed upon exchange rate) of the Company’s ordinary shares, no nominal value, consisting of 328,275 ordinary shares, or approximately 3.33% of the Company’s outstanding ordinary shares as at the date of the agreement, at the agreed price per share of €32.35. Pursuant to the subscription agreement, Celdara has agreed not to transfer, sell or otherwise dispose of 52,524 ordinary shares for a six-month period and 275,751 ordinary shares for a one-year period, and thereafter only under specified circumstances and as set forth in the agreement. These shares were issued to Celdara on August 23, 2017.

The offer and sale of the shares issued pursuant to the subscription agreement was made in a private placement in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), for transactions by an issuer not involving a public offering, and/or Regulation D under the Securities Act. All certificates evidencing the shares will bear a standard restrictive legend under the Securities Act.

Amended Dartmouth License

As described above, as a result of the Company’s acquisition of all of the outstanding membership interests of OnCyte and the asset purchase agreement among the Company, Celdara and OnCyte, OnCyte became a wholly-owned subsidiary of the Company and acquired certain data, protocols, regulatory documents and intellectual property, including the rights and obligations under two license agreements between OnCyte and Dartmouth. The first of these two license agreements concerned patent rights related, in part, to methods for treating cancer involving chimeric NK and NKP30 receptor targeted therapeutics and T cell receptor-deficient T cell compositions in treating tumor, infection, GVHD, transplant and radiation sickness (the “CAR-T License”) and the second of these two license agreements concerned patent rights related, in part, to anti-B7-H6 antibody, fusion proteins and methods of using the same (the “B7H6 License”). On August 2, 2017, OnCyte and Dartmouth entered into an amendment agreement in order to combine OnCyte’s rights under B7H6 Agreement with OnCyte’s rights under the CAR-T License, resulting in the termination of the B7H6 License, and in order to make certain other changes to the agreement. In connection with the amendment, OnCyte paid Dartmouth a non-refundable, non-creditable amendment fee in the amount of $2.0 million.

Under the amended license agreement, Dartmouth granted OnCyte an exclusive, worldwide, royalty-bearing license to certain know-how and patent rights to make, have made, use, offer for sale, sell, import and commercialize any product or process for human therapeutics, the manufacture, use or sale of which, is covered by such patent rights or any platform product. Dartmouth reserves the right to use the licensed patent rights and licensed know-how, in the same field, for education and research purposes only. The patent rights included in the amended license agreement also include the patents previously covered by the B7H6 License.

In consideration for the rights granted to us under the amended license agreement, OnCyte is required to pay to Dartmouth an annual license fee as well as a low single-digit royalty based on annual net sales of the licensed products by OnCyte, with certain minimum net sales obligations beginning April 30, 2024 and continuing for each year of sales thereafter. Under the amended license agreement, in lieu of royalties previously payable on sales by sublicensees, OnCyte is now required to pay Dartmouth a percentage of sublicense income, including royalty payments, (i) for each product sublicense ranging from the mid-single digits to low-single digits, depending on which of a specified list of clinical and regulatory milestones the applicable product has achieved at the time the sublicense is executed and (ii) for each platform sublicense in the mid-single digits. These percentages will be applied on a product-by-product basis to each payment included within sublicense income that is attributable to the grant of rights in, or the achievement of a milestone with respect to a specific product that is subject to, such sublicense. Additionally, the agreement requires that OnCyte exploit the licensed products, and OnCyte has agreed to meet certain developmental and regulatory milestones. Upon successful completion of such milestones, OnCyte is obligated to pay to Dartmouth certain clinical and regulatory milestone payments up to an aggregate amount of $1.5 million and a commercial milestone payment in the amount of $4.0 million. The Company is responsible for all expenses in connection with the preparation, filing, prosecution and maintenance of the patents covered under the agreement.

After April 30, 2024, Dartmouth may terminate the amended license if OnCyte fails to meet the specified minimum net sales obligations for any year, unless OnCyte pays to Dartmouth the royalty OnCyte would otherwise be obligated to pay had OnCyte met such minimum net sales obligation. Dartmouth may also terminate the license if OnCyte fails to meet a milestone within the specified time period, unless OnCyte pays the corresponding milestone payment. Either party may terminate the agreement in the event the other party defaults or breaches any of the provisions of the agreement, subject to 30 days’ prior notice and opportunity to cure. In addition, the agreement automatically terminates in the event OnCyte becomes insolvent, make an assignment for the benefit of creditors or file, or have filed against us, a petition in bankruptcy. Absent early termination, the agreement will continue until the expiration date of the last to expire patent right included under the agreement in the last to expire territory. The Company expects that the last to expire patent right included under this agreement will expire in 2033, absent extensions or adjustments.

* * *

The foregoing descriptions of the terms of the amended asset purchase agreement, subscription agreement and amended license agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits to this Report of Foreign Private Issuer on Form 6-K and which are incorporated by reference herein.

EXHIBITS

Exhibit	Description
10.1#	First Amendment to Asset Purchase Agreement, dated as of August 3, 2017, by and among the registrant; Celdara Medical, LLC; and OnCyte, LLC

10.2	Subscription Agreement, dated as of August 3, 2017, by and between the registrant and Celdara Medical, LLC

10.3#	Fourth Amendment to Exclusive License Agreement, dated as of August 2, 2017, by and between OnCyte, LLC and Trustees of Dartmouth College

#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this Report of Foreign Private Issuer on Form 6-K and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: August 31, 2017	By:	/s/ Patrick Jeanmart
Patrick Jeanmart
Chief Financial Officer